

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Mr. Robert F. Weber, Jr.
Chief Financial Officer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

      Re: **Woodward, Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2012
                Filed November 15, 2012
                File No. 000-08408

Dear Mr. Weber:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data, page 49

Note 1. Operations and summary of significant accounting policies, page 55

Note 5. Financial Instruments and Fair Value Measurements, page 62

1.   We note that cash and cash equivalents include reverse repurchase agreements. Please provide us with an explanation of the significant terms of the reverse repurchase agreements. Please also quantify the impact of these agreements on your balance sheet at each reporting date. Finally, discuss how you account for these reverse repurchase agreements, citing relevant authoritative literature.

<u>Note 10. Goodwill, page 68</u>

2.   We note your disclosure here that you aggregated reporting units for purposes of your annual goodwill impairment test as of July 31, 2012. Please provide us with your analysis supporting your conclusion to aggregate reporting units. In this regard, please clarify whether the components that make up each of the aggregated reporting units are standalone operating segments or components of operating segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief